Exhibit 12
Atmos Energy Corporation
Computation of Earnings to Fixed Charges

	Year Ended September 30
	2016	2015	2014	2013	2012
	(Dollars in thousands)
Income from continuing operations before provision for income taxes per statement of income	$542,184	$495,172	$444,943	$375,609	$293,204
Add:
Portion of rents representative of the interest factor	12,157	12,074	12,006	12,212	12,392
Interest on debt & amortization of debt expense	114,812	116,241	129,276	128,091	139,356
Income as adjusted	$669,153	$623,487	$586,225	$515,912	$444,952
Fixed charges:
Interest on debt & amortization of debt expense (1)	$114,812	$116,241	$129,276	$128,091	$139,356
Capitalized interest (2)	2,790	2,260	1,522	1,895	2,642
Rents	36,470	36,222	36,019	36,637	37,178
Portion of rents representative of the interest factor (3)	12,157	12,074	12,006	12,212	12,392
Fixed charges (1)+(2)+(3)	$129,759	$130,575	$142,804	$142,198	$154,390
Ratio of earnings to fixed charges	5.16	4.77	4.11	3.63	2.88